[TerreStar Letterhead]

August 20, 2008

VIA EDGAR

Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-5546

Re:	TerreStar Corporation
Registration Statement on Form S-3
Filed July 8, 2008
File No. 333-152188

Dear Mr. Spirgel:

This letter responds to your letter dated August 8, 2008 in connection with the above-referenced file.  To facilitate your review, we have reproduced your comment in italics below and have provided our response immediately following your comment.  Capitalized terms used herein without definition have the meanings given them in the TerreStar Corporation (“TerreStar” or the “Company”) registration statement on Form S-3 filed July 8, 2008 (the “Form S-3”).

General

1.           We note that you are registering the sale of 132,591,433 shares.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Therefore, please identify the selling security holders as underwriters on the prospectus cover page and elsewhere in the prospectus where appropriate, such as in the Plan of Distribution section.

If you disagree with our analysis, please address the following among any other relevant factors:

•
The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

We respectfully disagree with your analysis and believe that the resale of the 132,591,433 shares (the “Offering”) registered on the Form S-3 by the selling shareholders set forth therein (the “Selling Shareholders”) can be properly characterized as a secondary offering of shares of TerreStar common stock (the “Shares”), and not as a primary offering. Our analysis follows our response to your bullet list set forth below.

Total Number of Shares Being Registered

As of May 20, 2008, 45,621,075 Shares were held by non-affiliates. The total number of Shares being registered is approximately 291% of shares outstanding held by non-affiliates.  The number of Shares being registered on behalf of each Selling Shareholder as a percentage of Shares outstanding held by non-affiliates is set forth in the table below:

Selling Shareholder	As A Percentage of Shares Outstanding Held by Non-Affiliates
Harbinger Capital Partners	179.9%
EchoStar Corporation	88.3%
Singer Children’s Management Trust	1.1%
Gary and Karen Singer Children’s Trust	1.1%
LC Capital Master Fund, Ltd.	2.8%
OZ Global Special Investments Master Fund, LP	0.2%
OZ Master Fund, Ltd.	4.3%
Millennium Partners, L.P.	2.8%
Sola, Ltd.	10.1%

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

Number of Selling Shareholders and the Percentage of the Overall Offering Made by Each Shareholder

There are a total of nine Selling Shareholders. The percentage of the Overall Offering made by each Selling Shareholder is set forth in the table below:

Selling Shareholder	Percentage of the Overall Offering Made by Each Selling Shareholder
Harbinger Capital Partners	61.9%
EchoStar Corporation	30.4%
Singer Children’s Management Trust	0.4%
Gary and Karen Singer Children’s Trust	0.4%
LC Capital Master Fund, Ltd.	1.0%
OZ Global Special Investments Master Fund, LP	0.1%
OZ Master Fund, Ltd.	1.5%
Millennium Partners, L.P.	1.0%
Sola, Ltd.	3.5%

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

Selling Shareholder Acquisition of Shares

Shares were originally acquired by the Selling Shareholders as set forth below:

Harbinger Capital Partners (“Harbinger”)

Harbinger is a diversified investment fund that focuses on distressed, stressed, troubled, undervalued or event/special situation assets.

The timing and amount of Harbinger’s acquisition of Shares is set forth below:

•
Harbinger currently holds an aggregate of 37,389,426 Shares.  Of these shares, an aggregate of 36,513,973 Shares were acquired in open market transactions beginning in November 2005 and from former stockholders of TerreStar in privately negotiated transactions; and 875,453 Shares were acquired from TerreStar in April 2008 as a stock dividend payable on TerreStar’s Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) held by Harbinger.  Harbinger became subject to beneficial ownership reporting provisions under Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) in March 2006 and has reported the foregoing transactions in the Shares since that time.

•	Harbinger holds 9,431 warrants exercisable for 1,886 Shares. The warrants were acquired in privately negotiated transactions with the prior holders thereof in December 2005 and May 2006.

•
Harbinger holds 146,839 shares of our Series B Preferred Stock convertible into an aggregate of 4,405,170 Shares.  Harbinger acquired the Series B Preferred Stock from stockholders of TerreStar between January 2006 and May 2007.

•
Harbinger acquired TerreStar Networks, Inc. 6.5% Senior Exchangeable PIK Notes due 2014 (the “Exchangeable Notes”) exchangeable for 358,800 shares of our Series E Junior Participating Preferred Stock (“Preferred Stock”), which are convertible into 8,970,000 Shares, on February 7, 2008.

•	Harbinger acquired 1,200,000 shares of our Preferred Stock in connection with our purchase of Harbinger’s 1.4GHz spectrum rights, which are convertible into 30,000,000 Shares, on June 9, 2008.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

EchoStar Corporation (“EchoStar”)

EchoStar is a digital media equipment company headquartered in Englewood, Colorado that provides service to satellite, IPTV, cable, terrestrial, and consumer electronics markets.

The timing and amount of EchoStar’s acquisition of Shares is set forth below:

•	EchoStar acquired Exchangeable Notes exchangeable for 8,970,000 Shares on February 7, 2008.

•	EchoStar acquired 30,000,000 Shares in connection with our purchase of EchoStar’s 1.4GHz spectrum rights on June 9, 2008.

Other Selling Shareholders

The other Selling Shareholders are investment trusts and funds. The other Selling Shareholders acquired Exchangeable Notes exchangeable for 8,970,000 Shares on February 7, 2008.

Relationship of Each Selling Shareholder with the Company

We believe that each of Harbinger and EchoStar may be deemed an affiliate of TerreStar as a result of their respective beneficial ownership of more than 30% of TerreStar’s outstanding voting stock. Each of Harbinger and EchoStar are also TerreStar creditors pursuant to a $100 million credit agreement dated February 5, 2008 among TerreStar, as the borrower, and Harbinger and EchoStar, as lenders.  There is no relationship between the other Selling Shareholders and TerreStar.

Relationships Among the Selling Shareholders

To the best of our knowledge, there are no relationships among the Selling Shareholders other than between OZ Global Specialty Investments Master Fund, LP and OZ Master Fund, Ltd., and between Singer Children’s Management Trust and Gary and Karen Singer Children’s Trust.

Selling Shareholders in the Business of Buying and Selling Securities

The Selling Shareholders have indicated to us that although they buy and sell securities for investment purposes, they are not “engaged in the business” of buying and selling securities within the meaning of Section 3(a)(5) of the Exchange Act.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

Basis for Characterization as a Secondary Offering

We are aware of the Staff’s concern that certain secondary offerings registered on Form S-3 are in fact disguised primary offerings involving securities initially placed with entities effectively acting as underwriters with limited or no exposure to the investment risks associated with the securities being registered.

We are additionally aware of the Staff’s view (set forth in the Manual of Publicly Available Telephone Interpretations, Part D.29) that:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer….The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We believe that the Offering may be properly characterized as a secondary offering, and is not a disguised primary offering, for the following reasons:

A.	TerreStar is otherwise eligible to use Form S-3 in a primary offering.

Shares of TerreStar common stock are currently listed on the Nasdaq Global Market and the aggregate market value of the voting and non-voting common equity held by non-affiliates of TerreStar is $75 million or more. A secondary offering by the Selling Stockholders of TerreStar on Form S-3 does not avail it of a form that would otherwise be unavailable in connection with a primary offering.

B.	The Selling Shareholders are bona fide investors in the Shares.

The Selling Shareholders have made numerous investments in our Shares over time periods ranging from as long as six months (in the case of EchoStar) to three or more years (in the case of each of the other Selling Shareholders).  Harbinger began investing in TerreStar in November 2005 and has continued to increase its investment in TerreStar as part of its stated investment strategy. EchoStar is an operating company active in an industry complementary to TerreStar’s. In connection with any Shares acquired by the Selling Shareholders directly from the Company, TerreStar received the proceeds of each such investment in the Shares contemporaneously with such investment. According to the Selling Shareholders, such entities have retained the market risks associated with the Shares and have not hedged or otherwise offset their investment.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

Of the total number of Shares included in the registration statement, a substantial portion of such Shares (including approximately 41 million Shares offered for resale by Harbinger) have been held by such Selling Shareholders for a significant period of time and were not acquired from TerreStar.  Accordingly, we believe that the relative size of the Offering does not justify a conclusion that the Selling Shareholders are acting as a conduit for a distribution of Shares by TerreStar.

C.	Most of the Shares were issued directly; that portion that underlie the Exchangeable Notes are issuable pursuant to a fixed conversion ratio.

We note that the Staff has focused its evaluation of disguised primary offerings on transactions where variable rate or market reset convertible securities or warrants are involved because of the potentially significant dilution and the large number of shares that are typically sought to be registered to cover the potential dilution.  None of the Shares registered on the Form S-3 are issuable upon conversion or exercise of such variable rate or market reset convertible securities or warrants. Approximately 77% of the total Shares being registered are Shares of common stock not subject to conversion or exchange; the approximately 23% of the Shares being registered issuable upon conversion of overlying securities are convertible pursuant to a fixed conversion rate (subject to customary limitations and adjustments for certain corporate events with respect to TerreStar) and do not contain variable rate or market reset conversion features.

D.
The circumstances of the Selling Shareholders’ acquisition of Shares supports the characterization of the offering as a secondary offering pursuant to the view set forth in Part D.29 of the Manual of Publicly Available Telephone Interpretations.

As a start-up in the highly capital intensive satellite industry, and with no revenues to date, TerreStar has provided major equity positions to the Selling Shareholders in exchange for funds necessary to develop the business.  The Selling Shareholders have held the Shares for periods ranging from more than two months to over three years; the Selling Shareholders acquired the Shares in commercial transactions negotiated on an arm’s-length basis; the Selling Shareholders had no relation to TerreStar prior to the respective initial investments; the Selling Shareholders are not in the business of underwriting securities; and the Selling Shareholders are not acting, and do not intend to act, as a conduit for TerreStar.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

2.           We note that you are registering for resale the shares of common stock that are issuable upon conversion of Series E Junior Participating Preferred Stock.  We also note that the Junior Preferred stock is issuable upon the exchange of TerreStar Networks Inc. 6.5% Senior Exchangeable PIK Notes due 2014.  If the Junior Preferred stock is not currently outstanding, then it is premature to register the resale of the shares issuable upon conversion of Junior Preferred stock.  Please remove from the registration statement any shares you are registering for resale upon conversion of Junior Preferred stock that is not currently outstanding.

We respectfully submit that it is not premature to register for resale the Shares issuable upon conversion of the Series E Junior Participating Preferred Stock (the “Junior Preferred stock”). As is the case with respect to the Exchangeable Notes exchangeable directly for Shares, the Exchangeable Notes acquired by Harbinger were purchased in February 2008 and, although initially exchangeable at a fixed conversion rate for Junior Preferred stock, are currently outstanding and such Junior Preferred stock is similarly convertible into Shares pursuant to a fixed conversion rate.

3.           Please provide your analysis as to why it is not premature to register for resale shares of common stock issuable upon the exchange of exchangeable notes to be issued as PIK interest.

Rule 415 under the Securities Act of 1933 (the “Securities Act”) provides in pertinent part:

(a)	Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that:

(2)
Securities in paragraph…(a)(1)(ix) of this section relating to shares of common stock to be commenced promptly, made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness may only be registered in an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

Accordingly, we have proposed to register for resale on the Form S-3 Shares issuable upon the exchange of Exchangeable Notes to be issued as PIK interest through March 15, 2010, which we reasonably expect to be offered and sold within two years from the initial effective date of the registration.

Explanatory Note, page 1

4.           We note your disclosure that the prospectus registers the resale of shares currently registered for resale pursuant to effective registration statements on Form S-3.  Please explain this disclosure to us.  If you are intending to rely on Rule 429 to combine the prospectuses of prior effective registration statements with the prospectus in the current registration statement, please follow the requirements of that rule.

The disclosure will be revised to remove inadvertent references to the resale of shares currently registered for resale pursuant to effective registration statements on Form S-3. We confirm that this registration statement does not include any shares covered by an effective registration statement and do not intend to rely on Rule 429 to combine the prospectuses of prior effective registration statements with the prospectus in the current registration statement.

5.           Please delete this section and move the disclosure about the offering into the Prospectus Summary and/or the Selling Stockholders sections.

The disclosure will be revised accordingly.

The Offering, page 3

6.           Please disclose the percentage that the total shares being registered for sale pursuant to this registration statement represent of your total outstanding shares held by non-affiliates.

The disclosure will be revised accordingly.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

Risk Factors, page 4

Future Sales of Common Stock . . ., page 17

7.           Please expand this risk factor to quantitatively highlight how significant the number of shares registered for resale pursuant to this registration statement is compared to your outstanding shares.

The disclosure will be revised accordingly.

Selling Stockholders, page 24

8.           Please provide us, with a view toward disclosure in the prospectus, tabular disclosure of all prior securities transactions between the issuer and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The requested tabular disclosure is attached hereto as Exhibit A.

9.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the exchangeable note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The requested tabular disclosure is attached hereto as Exhibit B.

10.           Please provide a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus or incorporated by reference therein and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

We hereby confirm that it is our view that the description of the relationships and arrangements between and among TerreStar (or any of its predecessors) and the Selling Shareholders, any affiliates of the Selling Shareholders, or any person with whom any Selling Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) is presented in the prospectus or incorporated by reference therein and that all agreements between and/or among those parties are included as exhibits to the registration statement.

11.           Please disclose the material terms of the securities that overlie the securities being registered for resale so that it is clear under what circumstances the selling shareholders could exchange or convert the overlying securities and receive the shares that are being offered.

The disclosure will be revised accordingly.

12.           With respect to the shares offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

The disclosure will be revised accordingly.

13.           We note that from footnote (5) to the beneficial ownership/selling shareholder table that you have not included among Harbinger’s beneficial ownership the 40,264,487 common shares issuable upon conversion of junior preferred.  Please explain why you have determined that these shares should not be included in this table, including a description of the conversion terms of the junior preferred if relevant.  Refer to Regulation S-K Item 403, as well as your contrary disclosure as to Harbinger’s ownership in the risk factor on page 17.  Please also tell us what document governs the conversion and other terms of the Series E Junior Preferred and whether or not you have filed such document as an exhibit to any public report or registration statement.

Footnote (5) to the beneficial ownership / selling shareholder table will be revised to include among Harbinger’s beneficial ownership the 40,264,487 common shares issuable upon conversion of the Junior Preferred.

The Certificate of Designations of Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of TerreStar Corporation governs the conversion and other terms for the Series E Junior Preferred. Such document has been filed as Exhibit 3.8 to the Company’s 10-Q for the three months ended June 30, 2008 filed on August 11, 2008.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

14.           Please explain what you mean by your reference in footnotes (7) through (15) to “shares of common stock issuable upon conversion of the exchange of exchangeable notes issuable in the form of PIK interest” (emphasis added).

The words “conversion of” will be deleted from footnotes (7) through (15) to clarify that this reference is to shares of common stock issuable upon the exchange of exchangeable notes issuable in the form of PIK interest. Footnote (7) will be further revised to clarify that the exchangeable notes are exchangeable for shares of Junior Preferred stock that are convertible into Shares.

15.           Tell us in your response letter whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer.  If a selling shareholder is a broker-dealer, identify such selling shareholder as an underwriter.  If a selling shareholder is an affiliate of a broker-dealer, disclose, if true:

•	that such seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Based on information obtained from the Selling Shareholders, none of the selling shareholders is a broker-dealer. Also based on information obtained from the Selling Shareholders, none of the Selling Shareholders is an affiliate of a broker-dealer with the exception of Harbinger and Millennium Partners, L.P., which are affiliates of a broker dealer. The disclosure will be revised to indicate that Harbinger and Millennium Partners, L.P. purchased in the ordinary course of business and at the time of the purchase of the securities to be resold, Harbinger and Millennium Partners, L.P. had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 26

16.           Please disclose whether – based on information obtained from the selling shareholders –any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the exchangeable note transaction and the filing of the registration statement (e.g., before or after the announcement of the exchangeable note transaction, before the filing or after the filing of the registration statement, etc.).

Based on information obtained from the Selling Shareholders, none of the Selling Shareholders has an existing short position in TerreStar’s common stock.

Part II.  Information Not Required in Prospectus

Signatures

17.           Please include a signature from your principal accounting officer or controller, or indicate on the signature page which current signatory performs that function.

The signature page will be revised accordingly.

*           *           *

In connection with responding to your comment letter, the Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel
Division of Corporation Finance
Securities and Exchange Commission
August 20, 2008

If you have any additional questions or comments, please do not hesitate to contact me at (703) 483-7806, or by fax at (703) 483-7973.

Very truly yours,

By:	/s/ Jeffrey Epstein
Name:	Jeffrey Epstein
Title:	President, General Counsel and Secretary

cc:	John Harrington
Kathleen Krebs
Division of Corporation Finance

Brian Lane
Barbara Becker
Gibson, Dunn & Crutcher LLP

Exhibit A

Securities Transactions Between the Issuer and the Selling Shareholders, any Affiliates of the Selling Shareholders, or any Person with whom any Selling Shareholder has a Contractual Relationship (the “Selling Shareholder Parties”)
Selling Shareholder Party	Date of the Transaction	Number of Shares of the Class of Securities Subject to the Transaction that were Outstanding Prior to the Transaction	Number of Shares of the Class of Securities Subject to the Transaction that were Outstanding Prior to the Transaction and Held by Persons Other than the Selling Shareholders	Number of Shares of the Class of Securities Subject to the Transaction that were Issued or Issuable in Connection with the Transaction	Percentage of Total Issued and Outstanding Securities that were Issued or Issuable in the Transaction[1]	Market Price per Share of the Class of Securities Subject to the Transaction Immediately Prior to the Transaction	Current Market Price per Share of the Class of Securities Subject to the Transaction[2]
Harbinger Capital Partners	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	50,000 Exchangeable Notes exchangeable for 8,970,000 Shares[3]	20.2%	$5.55 per Share	$2.96 per Share

[1]	This percentage is calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

[2]	Closing price on Nasdaq as of August 19, 2008.

[3]	The $50 million principal amount of Exchangeable Notes held by Harbinger is exchangeable for 358,800 shares of Series E Junior Participating Preferred Stock, which are convertible into an aggregate of 8,970,000 Shares. On February 7, 2008, Harbinger Capital Partners also acquired one share of Series D Preferred Stock which provides for certain consent rights in respect of certain corporate events.

Harbinger Capital Partners	April 15, 2008 acquisition of Shares	89,078,179 Shares as of March 31, 2008	Shareholders other than the selling shareholders held 44,632,136 Shares	875,453 Shares issued as dividends payable on Series B Preferred Stock	2.0%	$5.04 per Share	$2.96 per Share
Harbinger Capital Partners	June 9, 2008 acquisition of Series E Junior Participating Preferred Stock	90,977,073 Shares as of May 2, 2008	Shareholders other than the selling shareholders held 45,655,567 Shares	1,200,000 shares of Preferred Stock convertible into 30,000,000 Shares	65.7%	$4.59 per Share	$2.96 per Share
EchoStar	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	50,000 Exchangeable Notes exchangeable for 8,970,000 Shares[4]	20.2%	$5.55 per Share	$2.96 per Share
EchoStar	June 9, 2008 acquisition of Shares	90,977,073 Shares as of May 2, 2008	Shareholders other than the selling shareholders held 45,655,567 Shares	30,000,000 Shares	65.7%	$4.59 per Share	$2.96 per Share

[4]	On February 7, 2008, EchoStar also acquired one share of Series C Preferred Stock which provides for certain consent rights in respect of certain corporate events.

OZ Global Special Investments Master Fund, L.P.	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	545 Exchangeable Notes exchangeable for 97,773 Shares	0.2%	$5.55 per Share	$2.96 per Share
OZ Master Fund, Ltd.	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	9,455 Exchangeable Notes exchangeable for 1,696,227 Shares	4.7%	$5.55 per Share	$2.96 per Share
Singer Children’s Management Trust	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	2,500 Exchangeable Notes exchangeable for 448,500 Shares	1.0%	$5.55 per Share	$2.96 per Share
Gary and Karen Singer Children’s Trust	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	2,500 Exchangeable Notes exchangeable for 448,500 Shares	1.0%	$5.55 per Share	$2.96 per Share

LC Capital Master Fund, Ltd.	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	6,250 Exchangeable Notes exchangeable for 1,121,250 Shares	2.5%	$5.55 per Share	$2.96 per Share
Millennium Partners, L.P.	April 15, 2005 acquisition of warrants	65,144,383 Shares as of March 15, 2005	Shareholders other than the selling shareholders held 65,144,383 Shares	154,109 common stock purchase warrants	0.2%	$25.00 per Share	$2.96 per Share
Millennium Partners, L.P.	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	6,250 Exchangeable Notes exchangeable for 1,121,250 Shares	2.5%	$5.55 per Share	$2.96 per Share
Sola, Ltd.	February 7, 2008 acquisition of Exchangeable Notes due 2014	88,859,606 Shares as of February 7, 2008	Shareholders other than the selling shareholders held 44,413,993 Shares	22,500 Exchangeable Notes exchangeable for 4,036,500 Shares	9.1%	$5.55 per Share	$2.96 per Share

Exhibit B

Number of shares outstanding prior to the exchangeable note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders	44,413,993[5]
Number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements	none
Number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders none
Number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders	none
Number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction	132,591,433

5      Information as of May 20, 2008.  See Schedule 14C filed by TerreStar Corporation on May 20, 2008.